Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

       We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 of Celanese AG relating to the Celanese Americas Retirement Savings Plan, of our report dated February 8, 2002 (except for Paragraph 1 of Note 28 which is as of February 21, 2002 and Paragraph 2 of Note 28 which is as of March 5, 2002) on our audits of the consolidated balance sheets of Celanese AG and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2001, and the related financial statement schedule, which report appears in the December 31, 2001 annual report on Form 20-F of Celanese AG.

Frankfurt am Main October 14, 2002

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